SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

018680 10 8
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018680 10 8

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Peter C. Chang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC Use Only

4.	CITIZENSHIP OR PLACE OF ORGANIZAATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,560,000 shares* 6. SHARED VOTING POWER 2,000,000 shares 7. SOLE DISPOSITIVE POWER 4,560,000 shares* 8. SHARED DISPOSITIVE POWER 2,000,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,560,000 shares*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Subject to applicable community property laws. Includes 40,000 shares held in the name of Mr. Chang's minor children and also includes 1,500,000 shares subject to outstanding stock options exercisable within 60 days of December 31, 2006

CUSIP No. 018680 10 8

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Chang Family LLC 77-0553025

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC Use Only

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER None 6. SHARED VOTING POWER 2,000,000 shares 7. SOLE DISPOSITIVE POWER None 8. SHARED DISPOSITIVE POWER 2,000,000 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

Item 1(a) Name of Issuer:

      Alliance Fiber Optic Products, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

      275 Gibraltar Drive, Sunnyvale, California 94089

Item 2(a) Name of Person Filing:

      (i) Peter C. Chang;

      (ii) Chang Family LLC

Item 2(b) Address of Principal Business Office or, if none, Residence:

      275 Gibraltar Drive, Sunnyvale, California 94089

Item 2(c) Citizenship:

      (i) United States;

      (ii) California

Item 2(d) Title of Class of Securities:

      Common Stock, $0.001 par value

Item 2(e) CUSIP Number:

      018680 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in section 3(a) (6) of the Act.
(c)	☐	Insurance Company as defined in section 3(a) (19) of the Act.
(d)	☐	Investment Company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);
(h)	☐	A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment Company Act of 1940;
(j)	☐	Group, in accordance with Section 240.13d-1(b)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,560,000 shares of Common Stock beneficially owned by Peter C. Chang, of which 2,000,000 shares are held by the Chang Family LLC.

(b)

Percent of class: Peter C. Chang and the Chang Family LLC beneficially own 15.7% and 5.0%, respectively. The calculation of percentage of beneficial ownership was derived from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 3, 2006 was 40,378,748.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,560,000 shares*

(ii) Shared power to vote or to direct the vote: 2,000,000 shares held by the Chang Family LLC.

(iii) Sole power to dispose or to direct the disposition of: 6,560,000 shares*

(iv) Shared power to dispose or to direct the disposition of: 2,000,000 shares held by the Chang Family LLC.

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

       Peter C. Chang beneficially owns 6,560,000 shares, of which 2,000,000 shares are held by the Chang Family LLC (Mr. Chang and his wife, Mary C. Chen, are the Managing Members). In addition, 40,000 shares are held in the name of Mr. Chang’s minor children.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certifications

      Not applicable.

        * Subject to applicable community property laws. Includes 40,000 shares held in the name of Mr. Chang's minor children and also includes 1,500,000 shares subject to outstanding stock options exercisable within 60 days of December 31, 2006.

      Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 9, 2007.

/s/Peter C. Chang
Peter C. Chang

CHANG FAMILY LLC
By: /s/Peter C. Chang
Peter C. Chang Managing Member

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Alliance Fiber Optic Products, Inc. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inacurrate.

Date: February 9, 2007

/s/Peter C. Chang
Peter C. Chang

CHANG FAMILY LLC
By: /s/Peter C. Chang
Peter C. Chang Managing Member